Exhibit D

Indemnification Undertaking Dated [  _____ ], 2021 (the “Undertaking”)

In connection with the announcement of The Capri Family Foundation (“Capri”) that it and/or its affiliates are contemplating to commence a tender offer to acquire all Ordinary Shares, par value NIS 0.65 per share (the “Ordinary Shares”), of Optibase Ltd., a company organized under the laws of the State of Israel (the “Company”), and delist the Ordinary Shares from the Nasdaq Global Market and the Tel Aviv Stock Exchange and deregister the Ordinary Shares under the U.S. Securities Exchange Act, as amended (the “Contemplated Tender Offer”), Capri hereby undertakes to indemnify each of the office holders (nose misra) (other than Mr. Shlomo (Tom) Wyler) (each, an “Office Holder”) (as such term is defined in the Companies Law, 5759–1999), of the Company and/or its subsidiaries, as follows:

1.
Capri hereby undertakes to each Office Holder listed in Annex A hereto (each, as “Indemnitee”) to indemnify such Indemnitee for any liability or expense imposed on an Indemnitee due to or in connection with any act performed by such Indemnitee prior to and including the effective time of the completion of the Contemplated Tender Offer (the “Effective Time”) (or any omission or failure to act), in the Indemnitee’s capacity as a director, officer, employee, agent, observer or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company, without fraud on the part of the Indemnitee.

1.1.
For the avoidance of doubt, “expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by an Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided, and costs and expenses paid or incurred by an Indemnitee in successfully enforcing these obligations of Capri and any Company indemnification agreement. Expenses shall be considered paid or incurred by an Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand.

1.2.
The payments to be made hereunder shall be paid by Capri directly to an Indemnitee’s legal and other advisors as soon as practicable, but in any event no later than fifteen (15) days after Capri receives a written demand from an Indemnitee, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed up to cover any tax payment that an Indemnitee may be required to make if the indemnification payments are taxable. Capri hereby agrees to make available to an Indemnitee any reasonable security or guarantee that an Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on an Indemnitee’s assets.

2.
The total aggregate amount of indemnification payable by Capri with respect to all Indemnitees shall be US$7,500,000 (the “Limit Amount”).  If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnitees, then such amount shall be allocated to such Indemnitees pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnitees.

3.
For the avoidance of doubt, neither the Limit Amount nor any other term herein shall limit or restrict an Indemnitee’s right to indemnification and/or reimbursement and/or contribution pursuant to (A) any insurance policy of the Company or any of its subsidiaries (including without limitation the Company’s D&O liability insurance policy), (B) the Company’s Articles of Association and/or the organizational documents of any subsidiary of the Company, in each case, as in effect immediately prior to the Effective Date, and (C) any indemnification agreement between the Company and/or any of its subsidiaries, on the one hand, and any of the Indemnitees, on the other hand, with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Date; and Capri agrees not to take any action that would adversely affect (i) the obligations of the Company pursuant to any indemnification provisions under the Company’s Articles of Association of the Company and/or the organizational documents of any subsidiary of the Company, in each case, as in effect immediately prior to the Effective Date, and (ii) any indemnification agreement between the Company and/or any of its subsidiaries, on the one hand, and any of the Indemnitees, on the other hand, with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Date (including in connection with the Contemplated Tender Offer).

4.	Capri’s obligation to indemnify the Indemnitees shall be for any claim arising during a period of seven years following the Effective Date (“Indemnification Period”).

5.
Each Indemnitee shall promptly notify Capri of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee; provided, that the failure to provide prompt notice shall not relieve Capri of its indemnification obligations hereunder, except to the extent that Capri is actually materially prejudiced by the failure to give such prompt notice. With respect to any such action, suit or proceeding as to which Indemnitee has notified Capri of the commencement:

5.1.	Subject to any conflict of interests, any other confidentiality restrictions and applicable law, Capri will be entitled to participate therein at its own expense.

5.2.
Subject to any conflict of interests, any other confidentiality restrictions and applicable law, the Company will be entitled to assume the defense, with counsel selected by the Company and approved by the Indemnitee, which approval shall not be unreasonably withheld.  In such case, Indemnitee shall have the right to engage his/her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel shall be at the expense of Indemnitee, unless the engagement of counsel by Indemnitee has been authorized in writing by Capri or the Company.

5.3.
Capri shall not be liable to indemnify Indemnitee for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without Capri’s prior written consent which consent shall not be unreasonably withheld; provided, however, that if Capri does not consent to a settlement that would have resulted in all indemnifiable liability and expenses of the Indemnitees to be less than the Limit Amount, then (a) the Limit Amount will increase to US$10,000,000 (instead of US$7,500,000) and (b) Capri shall deposit with the Escrow Agent an additional US$500,000.

5.4.
Subject to any conflict of interests, any other confidentiality restrictions and applicable law, the Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company and Capri shall keep the Indemnitee reasonably notified on a regular basis of all events in the action), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and Capri fully indemnifies the Indemnitee for all amounts payable in connection with the settlement, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary damages only which do not exceed the Limit Amount (if applicable) and Capri fully indemnifies the Indemnitee for all amounts payable, as provided above. In the case of criminal proceedings, the Company, Capri and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Indemnitee will not unreasonably withhold or delay its consent to any proposed settlement.

5.5.
Subject to any conflict of interests, any other confidentiality restrictions and applicable law, Indemnitee shall fully cooperate with Capri and shall give Capri all information and access to documents, files and to his/her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by Capri with respect to any claim that is the subject matter hereof.

6.
Capri shall not be liable to make any indemnification payment to the extent an Indemnitee has otherwise actually received payment under any insurance policy or otherwise of the amounts otherwise indemnifiable by Capri. Any amounts actually paid to an Indemnitee under any such insurance policy or otherwise after Capri has indemnified such an Indemnitee for such liability or expense shall be repaid to Capri as soon as practical upon receipt by such Indemnitee.

7.	To secure Capri’s indemnification obligations hereunder, promptly following the Effective Time and in any event within 10 business days after the Effective Time, Capri:

7.1.
shall deposit with an escrow agent to be agreed between Capri and the Indemnitees (the “Escrow Agent”), an amount equal to US$2 million (the “Initial Escrow Amount”), for the benefit of the Indemnitees pursuant to the terms of an escrow agreement to be signed with the Escrow Agent;

7.2.
shall register a first ranking mortgage (being the only mortgage on the apartment), in the name of the Escrow Agent, for the benefit of the Indemnitees, over the apartment at 19 Vitkin Street, Tel Aviv, Israel (Gush/Helka 6960/32/6) that is registered in the name of Jill Ruth Schwarz and valued by the appraiser Jacob Eisenman in its report dated November 21, 2021, with a value of NIS 5 million (the “Apartment”), accompanied by a notarized irrevocable power of attorney to transfer the ownership of the Apartment (the “Irrevocable PoA”); and

7.3.	undertakes not to use the Apartment as security or other collateral for any other purpose until the end of the Indemnification Period.

8.
In the event of the commencement of any action, suit or proceeding that may give rise to a indemnification claim of an Indemnitee pursuant to the terms hereof in an amount that is in excess of US$1 million, then within 30 days of Capri’s receipt of the notice of an Indemnitee regarding such proceedings, Capri shall provide the following additional securities: (i) Capri shall deposit with the Escrow Agent an additional US$500,000 (“Supplemental Escrow Amount”), for the benefit of the Indemnitees; and (ii) Capri shall provide the Escrow Agent a bank guarantee in the amount of US$1 million, issued by an Israeli bank (the “Bank Guarantee”), which shall be held by the Escrow Agent for the benefit of the Indemnitees until the expiration of the indemnification obligations hereunder.

9.
All obligations herein shall survive the consummation of the Contemplated Tender Offer and the Effective Date, are intended to benefit and may be enforced by the Indemnitees (or their heirs) and shall be binding on all successors and assigns of Capri, the Company and its subsidiaries.  If Capri, the Company and its subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Capri, the Company and its subsidiaries, as applicable, shall assume all of the obligations set forth herein.

10.
Capri represents and warrants that this Undertaking is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by Capri and its authorized foundation council , and shall be in full force and effect immediately upon its execution and shall continue to be in full force for the duration of the Indemnification Period.

11.
The undertakings of Capri pursuant to this Undertaking shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Undertaking and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.  Capri shall perform any reasonable action controlled by Capri to execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

12.
This Undertaking shall be (a) binding upon all successors and assigns of Capri, and (b) binding on and shall inure to the benefit of each Indemnitee’s heirs, personal representatives, executors and administrators. This Undertaking shall continue for the benefit of each Indemnitee and his or her heirs', personal representatives', executors' and administrators' benefit after he or she ceases to be an Office Holder.

13.
The provisions of this Undertaking shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Undertaking, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted  in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Undertaking and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

14.
This Undertaking shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. Capri and each Indemnitee hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding that arises out of or relates to this Undertaking.

15.
No supplement, modification or amendment, termination or cancellation of this Undertaking shall be binding unless executed in writing by Capri and each of the Indemnitees. No waiver of any of the provisions of this Undertaking shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Capri, acting under due and proper authority, has executed this Undertaking as of the date first mentioned above.

The Capri Family Foundation
By:
Name and title:

ANNEX A

LIST OF INDMENITEES

Alex Hilman	Executive Chairman of the Board of Directors of the Company
Amir Philips	Chief Executive Officer of the Company
Yakir Ben-Naim	Chief Financial Officer of the Company
Tali Yaron-Eldar	Director of the Company
Danny Lustiger	Director of the Company
Haim Ben-Simon	Director of the Company
Reuwen Schwarz	Director of the Company